UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                      SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                 (Amendment No.  2 )*

                                RAND CAPITAL CORPORATION

          _________________________________________________________________
                                    (Name of Issuer)

                         Common Stock, par value $.10 per share

          _________________________________________________________________
                             (Title of Class of Securities

                                       752185 10 8
                               ____________________________
                                     (CUSIP Number)

                                   Ward B. Hinkle, Esq.
                       Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                        1800 One M&T Plaza, Buffalo, New York 14203
                                     (716) 856-4000
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                  January 16, 1997
                               _______________________
                        (Date of Event which Requires Filing
                                  of this Statement)


                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

                    Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D
          CUSIP No. 752185 10 8                        Page 2 of 5 Pages

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person

                   Reginald B. Newman, II
                   ###-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)___

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
                   PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  US

               NUMBER OF SHARES    7.   SOLE VOTING POWER
               BENEFICIALLY OWNED       500,000
               BY EACH REPORTING
               PERSON WITH         8.   SHARED VOTING POWER
                                        -0-

                                   9.   SOLE DISPOSITIVE POWER
                                        500,000

                                   10.  SHARED DISPOSITIVE POWER
                                        -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  500,000


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.26%


          14.  TYPE OF REPORTING PERSON*
                  IN
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
                          INCLUDE BOTH SIDES OF THE COVER PAGE,
                               RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                                SIGNATURE ATTESTATION

                    Pursuant to Rule 13d-2(c), this Amendment restates information contained in previously filings of Schedule 13D by the filer with respect to the issuer.

          ITEM 1.   SECURITY AND ISSUER.

                    This statement relates to the common stock, par value $.10 per share ("Shares"), of Rand Capital Corporation, a New York corporation (the "Company"). The offices of the Company are located at 2200 Rand Building, Buffalo, New York 14203.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a)  This statement is filed by Reginald B. Newman, II.

                    (b)  Mr. Newman's address is 700 Grand Island
          Boulevard, Tonawanda, New York 14150.

                    (c) Mr. Newman's principal occupation is as President of NOCO Energy Corp., a company which stores and distributes petroleum products. NOCO's principal executive offices are located at 700 Grand Island Boulevard, Tonawanda, New York 14150. Mr. Newman became a member of the Company's Board of Directors on July 22, 1987, and he has served in that capacity since that date.

                    (d) During the past five years, Mr. Newman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) During the past five years, Mr. Newman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                    (f)  Mr. Newman is a U.S. citizen.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    In February 1987, Mr. Newman purchased an aggregate of 120,334 Shares with $542,548 of his personal funds.

                    On February 24, 1988, Mr. Newman purchased 15,000 Shares with $56,000 of his personal funds.

                    On January 16, 1997, Mr. Newman purchased 128,485 Shares with $199,151.75 of his personal funds.

          Item 4.   Purpose of Transaction.

                    The acquisitions by Mr. Newman of Shares were made for investment purposes. Mr. Newman will continually evaluate the business, financial condition, and prospects of the Company, market price of the Shares, return on his investment, alternative investments, conditions in the economy and his own need for liquidity in his investments with a view toward determining whether to hold, decrease, or increase his investment in Shares. From time to time, based upon such evaluation, Mr. Newman may sell all or a portion of his Shares, or may purchase additional Shares, at varying prices in the open market, in privately negotiated transactions, and/or in other transactions.

                    Mr. Newman has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company's business or corporate structure including, but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (v) changes in the Company's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vi) causing a class of securities of the Company to be delisted from a national securities association or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (viii) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) Mr. Newman owns beneficially, and has the power to vote and dispose of, 500,000 shares or approximately 9.3% of the outstanding Common Stock of the Company.

                    (b) Mr. Newman has sole voting and investment power with respect to the shares of Common Stock owned by him.

                    (c) (i) Mr. Newman purchased 1,000 Shares at $5.50 per Share on February 5, 1987 in an open market transaction. On February 17, 1987, he purchased 119,334 Shares at $4.50 per Share in a privately negotiated transaction, so that on that date he owned 120,334 Shares or approximately 8.8% of the Shares then outstanding.

                         (ii) On February 24, 1988, Mr. Newman purchased 15,000 Shares at $3.75 per Share in an open market transaction, so that on that date he owned 135,344 Shares or approximately 9.8% of the Shares then outstanding.

                         (iii)     In 1992, 1993, 1994 and 1995, the
          Company effected five-for-four distributions of Shares on all outstanding Shares. In 1994, Mr. Newman sold an aggregate of 44,400 Shares in the open market at varying prices pursuant to a registered public offering of Shares by selling shareholders.

                         (iv) On January 16, 1997, the Company sold
          1,174,037 shares of Common Stock at $1.55 per share in a private offering, of which Mr. Newman purchased 128,425 Shares at $1.55 per Share; as a result of this purchase, on January 16, 1997, Mr. Newman owned 500,000 Shares or approximately 9.3% of the outstanding Shares. Mr. Newman has not effected any other transactions in Shares during the preceding 60 days.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    Pursuant to the terms of the private offering described in 5(c)(iv) above, the Company agreed to file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the offer and sale by the purchasers in the private offering of as many Shares as the individual purchasers may wish to sell in a delayed or continuous offering of such Shares to the public. There are no other contracts, arrangements, understandings, agreements, or relationships (legal or otherwise) among Mr. Newman and any person with respect to securities of the Company.


          ITEM 7.   MATERIAL FILED AS EXHIBITS.

                    None.


                                      SIGNATURES


               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


          Date:  February 15, 1997           s/Reginald B. Newman, II
                                             ----------------------------
                                               Reginald B. Newman, II


              Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.